RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2005
(Stated in Canadian dollars)

PAGE
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS	1
INTERIM BALANCE SHEET	2
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT	3
INTERIM STATEMENT OF CASH FLOWS	4
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY	5
NOTES TO THE INTERIM FINANCIAL STATEMENTS	6 - 16

Notice of No Auditor Review of Interim Financial Statements

The accompany unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
INTERIM BALANCE SHEET
DECEMBER 31, 2005
(UNAUDITED)

	December 31,	June 30,
	2005	2005
	$	$
ASSETS
CURRENT ASSETS
Cash	39,904	262,734
GST receivable	24,991	105,673
Prepaid expenses	20,000	20,000

	84,895	388,407

MINERAL EXPLORATION PROPERTIES - acquisition
and staking costs (Note 4)	983,976	815,954

MINERAL EXPLORATION PROPERTIES - exploration
expenditures (Note 4 & 8)	3,004,842	2,369,446

CAPITAL ASSETS (Note 5)	401	1,273

	4,074,114	3,575,080

LIABILITIES
CURRENT LIABILITIES
Accounts payables and accrued liabilities	796,143	482,778

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
Authorized: 100,000,000 common shares without par value
Issued and outstanding: 24,017,016 common shares (2005 - 23,289,550)	3,642,978	3,420,643

CONTRIBUTED SURPLUS	686,000	611,000

DEFICIT accumulated during the exploration stage	(1,051,007)	(939,341)

	3,277,971	3,092,302

	4,074,114	3,575,080

Nature and Continuance of Operations (Note 2) Commitments (Notes 4, 6 & 7) Subsequent event (Note 9) APPROVED BY THE DIRECTORS:
DIRECTOR:	"Robert Lipsett"
Robert Lipsett
DIRECTOR:	"George Cavey"
George Cavey

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED DECEMBER 31, 2005
(Stated in Canadian dollars)
(UNAUDITED)

Cumulative
	from inception,	Three monthd ended		Six months ended
February 6, 2004, to,		December 31,		December 31,
December 31, 2005		2005	2004	2005	2004
	$	$	$	$	$

REVENUE	2,524	47	233	268	258

GROSS PROFIT
EXPENSES
Amortization	454	67	-	229	-
Bank charges	1,477	230	(22)	344	579
Entertainment	3,422	-	-	-	-
Filing fees	50,043	(317)	-	4,759	35,292
Interest	739	-	439	300	439
Management fees	150,500	23,000	25,500	48,500	51,000
Office	10,682	(278)	-	2,996	-
Printing	3,672	-	-	1,408	-
Professional fees	124,733	25,500	-	37,140	6,908
Public and shareholder relations	130,727	7,844	8,900	23,509	13,806
Rent	27,500	5,000	4,500	9,500	9,000
Stock-based compensation	686,000	-	-	75,000	-
Transfer agent	15,877	5,390	552	5,390	552
Travel	10,798	-	-	2,952	-

	1,216,624	66,436	39,869	212,027	117,576

LOSS BEFORE OTHER ITEM	(1,214,100)	(66,389)	(39,636)	(211,759)	(117,318)

OTHER ITEM
Gain on disposal of capital assets	318 318	-		318	-

LOSS BEFORE INCOME TAXES	(1,213,782)	(66,071)	(39,636)	(211,441)	(117,318)

FUTURE INCOME TAX RECOVERY	(162,775)	-	-	(99,775)	-

NET LOSS FOR THE PERIOD	(1,051,007)	(66,071)	(39,636)	(111,666)	(117,318)

DEFICIT, beginning of period	-	(984,936)	(79,982)	(939,341)	(2,300)

DEFICIT, end of period	(1,051,007) (1,051,007)		(119,618)	(1,051,007)	(119,618)

NET LOSS PER SHARE: basic and diluted	-	(0.003)	(0.002)	(0.005)	(0.007)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	-	24,017,016	16,462,327	23,694,206	16,040,389

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2005
(Stated in Canadian dollars)
(UNAUDITED)

Cumulative
from inception,		Three months ended		Six Months ended
February 6, 2004, to,		December 31,		December 31,
December 31, 2005		2005	2004	2005	2004
	$	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(1,051,007)	(66,071)	(39,635)	(111,666)	(117,318)
Amortization	229	67	-	229	-
Stock-based compensation	686,000	-	-	75,000	-
Future income taxes	(162,775)	-	-	(99,775)	-
Loss (gain)on disposal of capital assets	(318)	(318)	-	(318)	-

CHANGES IN NON-CASH WORKING CAPITAL
GST receivable	24,600	20,183	54,678	100,195	23,124
Accounts payables and accrued liabilities	171,537	149,287	(20,368)	126,823	89,665

	(331,734)	103,1418	(5,325)	90,488	(4,529)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid expenses	(20,000)	6,000	(30,845)	-	(40,845)
Increase (decrease) in loans payable	-	-	(15,814)	-	(15,814)
Issuance of shares, net of issue costs	2,575,854	-	-	280,110	-
Issuance of seed shares	969,349	-	-	-	251,750
Issuance of escrow shares	56,550	-	46,550	-	46,550

	3,581,753	6,000	(109)	280,110	241,641

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(535)	-	-	(535)	-
Advances for future exploration costs	-	-	-	-	297,500
Mineral exploration properties - acquisition
and staking costs	(730,954)	(44,333)	(36,525)	(77,000)	(740,032)
Mineral exploration properties -
exploration expenditures	(2,478,626)	(48,641)	-	(515,893)	-

	(3,210,115)	(92,974)	(36,525)	(593,428)	(442,532)

INCREASE (DECREASE) IN CASH	39,904	16,174	(41,959)	(222,830)	(205,420)

CASH, beginning of period	-	23,730	76,192	262,734	239,653

CASH, end of period	39,904	39,904	34,233	39,904	34,233

Non-cash investing and financing transactions not included in cash flows:
Issuance of common shares for mineral
property rights	204,000	-	-	42,000	-
Issuance of common shares for agent relating
to initial public offering	80,000	-	-	-	-
Supplementary disclosure of cash flow information
Cash paid for:
Interest	300	-	-	300	-
Income taxes	-	-	-	-	-

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FEBRUARY 6, 2004 TO DECEMBER 31, 2005
(Stated in Canadian dollars)
(UNAUDITED)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares
(from $0.001 to $0.05)	-	46,550	-	-	46,550
Initial public offering (at $0.40, net of share
issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45, net of share issue
costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per
share)	200,000	80,000	-	-	80,000
Issued for mineral property rights at $0.40 per
share - Note 3	405,000	162,000	-	-	162,000
Stock based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.45)	622,466	280,110	-	-	280,110
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(99,775)	-	-	(99,775)
Issued for mineral property rights at $0.40 per
share - Note 3	105,000	42,000	-	-	42,000
Stock based compensation	-	-	75,000	-	75,000
Net loss	-	-	-	(111,666)	(111,666)

Balance, December 31, 2005	24,017,016	3,642,978	686,000	(1,051,007)	3,277,971

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

1.

BASIS OF PRESENTATION

These interim period financial statements have be prepared by the Company in accordance with Canadian generally accepted accounting principals and practices consistent with those used in the presentation of the Company's annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and accompanying notes included in the Company's latest annual report.

In the opinion of the Company's management, these financial statements reflect all the adjustments necessary to fairly present the Company's financial position at December 31, 2005, and results of operations and changes in financial position for the three months ended December 31, 2005. The results of operations for the three months ended December 31, 2005 are not necessary indicative of the results to be expected  for the entire fiscal year.

2.

NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amount shown for mineral property costs is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, discovery of economically recoverable reserves, and future profitable production.  There is no assurance that the Company will be successful in recovering the amount shown for mineral properties.

Although the Company has taken steps  to verify title to resource properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The Company is dependent upon share issuances and other financings to provide the funding necessary for exploration and to meet its general operating expenses.  The Company has issued shares to fund current acquisition and exploration activities and general operating expenses and intends to issue additional share capital to fund further exploration activities and to pay general operating expenses.  The Company will require additional financing to continue to explore and develop its mineral properties.  There can be no assurance that such additional financing will be available on terms acceptable to the Company.  These financial statements have been prepared on going concern basis.  The Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations.

2.

NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN (Continued)

when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

At December 31, 2005 the Company has working capital deficiency of $711,248 and an accumulated deficit of $1,051,007 since incorporation.

3.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America.   The financial statements have in management's opinion been properly prepared within the framework of significant accounting policies summarized below:

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they became known.  Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of profitable revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred.  When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital Assets

Capital assets are recorded at cost.  Amortization is provided using the declining balance basis over the estimated useful life of the asset at the following rate:

Computer

 30%

Computer software

 100%

One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured by the provisions of currently enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, prepaid expenses, accounts payables and accrued liabilities.  The carrying value of the financial instruments approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

Effective July 1, 2004, the Company has adopted the recommendations of the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method and amortized over period until vested. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Any consideration received from the exercise of stock options is credited to share capital.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Flow-Through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarified the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures for flow-through shares issued after March 19, 2004 and records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations and deficit on the date that the Company renounces deductions to investors.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

4.	MINERAL EXPLORATION PROPERTIES - ACQUISITION AND STAKING COSTS

		Cumulative from inception,	Six months ended
		February 6, 2004, to,	December 31,
		December 31, 2005	2005	2004
	TCH Diamond Project	$	$	$
	Balance, beginning of period	-	1,278,070	248,173

	Property acquisition and staking costs	478,604	168,022	40,433

	Exploration expenses
	Communication	16,000	-	16,000
	Data analysis	179,035	-	26,295
	Equipment rental	14,000	-	14,000
	Food and accommodation	22,500	-	22,500
	Geological	262,099	156,271	73,000
	Geophysics	218,445	192,220	-
	Ground magnetic	21,635	-	-
	Helicopter fees	64,579	-	40,000
	Lab fee	1,388	-	-
	Line cutting	21,470	-	-
	Management fee	32,000	-	32,000
	Mapping	11,027	11,027	-
	Mobilization and demobilization	24,000	16,000	8,000
	Sampling and processing	438,500	-	38,500
	Supplies	16,328	-	16,000

		1,343,006	375,518	286,295

	Balance, end of period	1,821,610	1,821,610	574,901

	KMD Project	$	$	$
	Balance, beginning of period	-	1,907,330	20,000

	Property acquisition and staking costs	505,372	-	88,663

	Exploration expenses
	Assessment fee	3,768	-	-
	Camp	289,218	45,938	-
	Communication	3,981	-	3,900
	Data analysis	44,219	-	6,640
	Food and accommodation	26,872	-	26,700
	Geological	264,533	168,706	70,000
	Geophysics	220,092	34,207	-
	Helicopter fees	161,232	-	162,000
	Management fee	35,829	-	35,700
	Mapping	11,027	11,027	-
	Mobilization and demobilization	12,938	-	12,800
	Sampling and processing	581,160	-	-
	Supplies	6,967	-	6,900

		1,661,836	259,878	324,640

	Balance, end of period	2,167,208	2,167,208	433,303

	TOTAL	3,988,818	3,988,818	1,008,204

4.      MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into five agreements dated March 2004, April 2005 and June 2005, for options to earn a 100%  interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Province of Ontario, Walsh, Foxtrap Lake and Killala Townships known as the TCH Diamond Project (the "Options") for total cash consideration of $24,500 and total share consideration of 40,000 common shares. As at December 31, 2005, the Company has made additional cash payments totalling $51,667 and has issued an additional 160,000 common shares under these Options.

The future annual payments of cash and shares required under these Options are as follows:

 Common

Cash

   Shares

   $

Year ended June 30,

2006

59,000

 110,000

2007

61,000

 125,000

2008

 210,000

 335,000

2009

30,000

20,000

 360,000

 590,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optionors 2% of net smelter returns from the properties upon commercial production.

In addition, the Company has staked additional mineral claims in an area that is contingious to the optioned properties.  These additional claims are 100% owned by the Company.  The cost incurred to September 30, 2005 to stake these claims was $248,770.  The Company's interest in the TCH Diamond Project now totals 3,433 units or approximately 55,000 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $25 per hectare on assessment work during the first two years after staking.

4.      MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project

By an option agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,281 acres, located in the territories of Nunavut known as the KMD Project ("the Option") for total cash consideration of $20,000.  As at September 30, 2005, the Company has made additional cash payments of $150,000 and has issued 350,000 common shares under the Option.  The future payments of cash and shares required under the Option are follows:

Cash

   Shares

   $

Year ended June 30,

2006

   -

   150,000

In addition, the Company must carry out the following minimum expenditures:

Calendar 2004

$375,000 (incurred)

Calendar 2005

$400,000 (incurred)

Calendar 2006

$450,000

Upon making the foregoing payments and issuing the shares listed above and contingent upon the completion of the above minimum expenditures, the Company may exercise the Option by giving a notice of exercise to the Optionor and by concurrently issuing 200,000 common shares to the Optionor at any time prior to December 31, 2007.

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property.  The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company shall have the right to purchase the 20% remaining interest of the Optionor in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing  to the Optionor a further 200,000 common shares.

In addition, the Optionor has staked additional mineral claims on behalf of the Company in an area that is contingious to the optioned properties.  These additional claims are 100% owned by the Company.  The cost incurred to September 30, 2005 to stake these claims was $195,371 and was reimbursed in full to the Optionor by the Company.  The Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking.

5.

CAPITAL ASSETS

			NET BOOK VALUE
		ACCUMULATED	December 31	June 30
	COST	AMORTIZATION	2005	2005
	$	$	$	$

Computer	-	-	-	1,273
Computer software	535	134	401	-

	535	134	401	1,273

6.

SHARE CAPITAL - Notes 4

No shares were issued during the three months ending December 31, 2005. During the three months ending September 30, 2005, the Company completed a non-brokered placement of 622,466 units at $0.45 per unit for gross proceeds of $280,110. Each unit consists of one flow-through share and on-half warrant to purchase a non-flow through share of the Company. Each whole warrant is exercisable for a period of one year at $0.50 per non-flow through share.

6.

SHARE CAPITAL - Notes 4  (Continued)

a) Seed Shares

The seed shares are subject to resale restrictions and cannot be traded until they are released for trading over a twelve-month period following the closing of the initial public offering (January 7, 2005).  20% of these shares were released on January 7, 2005 and 20% every three months thereafter.

b) Escrow Shares

The 10,000,000 escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-201 where the shares will be released pro-rata to the holders as follows:

*

10% on the date the Company's shares are listed for trading, January 7, 2005 (1,000,000 shares released in January, 2005).

*

15% every six months following the date that the Company's shares are listed for trading (1,500,000 shares released during the quarter ended September 30, 2005).

As at December 31, 2005, there were 7,500,000 shares held in escrow.

c) Stock Options

Summary of stock options activities during the period ended December 31, 2005:

2005

Balance, beginning of period

2,000,000

Granted - directors, officers and consultants

-

Expired/cancelled

(200,000)

Exercised

-

Balance, end of period

1,800,000

The Company has recorded $75,000 of compensation expense for stock-based compensation awarded to directors and consultants during the period-ended September 30, 2005. The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the period ended September 30, 2005:

2005

Dividend yield

-

Annualized volatility

129%

Risk-free interest rate

3.85%

Expected life

4.99 years

6.

SHARE CAPITAL - Notes 4  (Continued)

c) Stock Option (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Outstanding and exercisable stock options at December 31, 2005 are as follows:

Number

Average remaining

Weighted Average

outstanding

contractual life

exercise price per share

(in years)

300,000

0.45

$0.40

1,250,000

4.02

$0.40

   150,000

4.21

$0.40

   300,000

4.74

$0.40

d) Warrants

Summary of share warrant activities during the period ended December 31, 2005:

2005

Balance, beginning of period

2,044,567

Issued

-

Exercised

-

Expired

-

Balance, end of period

2,044,567

As at September 30, 2005, the following share purchase warrants were outstanding:

Number of

Exercise

Warrants

Price

Expiry Date

400,000

$0.40

January 6, 2006

1,333,334

$0.50

June 15, 2007

311,233

$0.50

September 27, 2006

2,044,567

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

7.

COMMITMENTS

a)

On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term.  The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month.  The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares.  The consultant's options will entitle the consultant to purchase the common shares at the price at which they were sold at the initial public offering.

b)

In July, 2004, the Company entered into two year management agreements with the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006.

c)

In July, 2004, the Company entered into a two year premises lease at $1,500 per month or $18,000 annually to June 30, 2006.

8.

 RELATED PARTY TRANSACTIONS

During the period ended December 31, 2005, the Company incurred management and consulting fees rendered by directors in the amount of $23,000 (2004: $25,500).  The Company also incurred $7,243 (2004: $6,795) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

Amount of December 31, 2005 $nil (2004: $55,806) are due to directors, officers and a company controlled by them.  These amounts are unsecured, due on demand and non-interesting bearing.

9.

SUBSEQUENT EVENT

Subsequent to the period ended December 31, 2005, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  2,116,667 units are flow-through units and 3,366,000 units are non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.20 per share.